UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13G
Under the Securities Exchange Act of 1934

BlackRock MuniHoldings New York Insured Fund, Inc. (MHN)

(Name of Issuer)

Auction Rate Preferred

(Title of Class of Securities)

09255C403
09255C304
09255C502
09255C601
09255C205

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X   Rule 13d-1(b)

__  Rule 13d-1(c)

__  Rule 13d-1(d)

CUSIP No.: 09255C403; 09255C304; 09255C502; 09255C601; 09255C205

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  5. Sole Voting Power

  582

  6. Shared Voting Power

  N/A

  7. Sole Dispositive Power

  582

  8. Shared Dispositive Power

  N/A

9. Aggregate Amount Beneficially Owned by Each Reporting Person

582

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

N/A

11. Percent of Class Represented by Amount in Row (9)

5.97%*

12. Type of Reporting Person (See Instructions)

IA

*Item 11, above, is calculated based on the aggregate amount of 9,745 outstanding auction rate preferred shares indicated by the Issuer's Annual Statement filed with the U.S. Securities and Exchange Commission on November 5, 2009, dated as of August 31, 2009.

Item 1.

  (a) The Name of the Issuer is: BlackRock MuniHoldings New York Insured Fund, Inc.

  (b) The Address of the Issuer‘s Principal Executive Office is: BlackRock MuniHoldings New York Insured Fund, Inc., P.O. Box 9011, Princeton, NJ 08453

Item 2.

  (a) The name of the Person Filing is: Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder, Jo Ann Van Degriff, Partner Emeritus.

  (b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

  (c) Citizenship: Each of the Principals is a United States citizen. KIM is a New York corporation.

  (d) Title of Class of Securities: Auction Rate Preferred

  (e) CUSIP Number: 09255C403; 09255C304; 09255C502; 09255C601; 09255C205

  This response lists the CUSIP numbers assigned to every series of auction preferred securities issued by the Issuer, and not redeemed as of December 31, 2009.

Item 3.

If this statement is filed pursuant to § § 240.13d – 1 ( b ) or 240.13d – 2 ( b ) or ( c ), check whether the person filing is a:

  (a) ___ Broker or dealer registered under section 15 of the Act ( 15 U.S.C. 78o ).

  (b) ___ Bank as defined in section 3 (a) (6) of the Act ( 15 U.S.C. 78c ).

  (c) ___ Insurance company as defined in section 3 ( a ) (6) of the Act ( 15 U.S.C. 78c ).

  (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 ( 15 U.S.C. 80 – a ).

  (e)  X      An investment adviser in accordance with § 240.13d– 1 ( b ) (1) ( ii ) ( E ).
  (f) ___ An employee benefit plan or endowment fund in accordance with § 240.13d– 1 ( b ) (1) ( ii ) ( F ).

  (g) ___ A parent holding company or control person in accordance with § 240.13d– 1 ( b ) (1) ( ii ) ( G ).

  (h) ___ A savings association as defined in Section 3 ( b ) of the Federal Deposit Insurance Act ( 12 U.S. C. 1813 ).

  (i) ___ A church plan that is excluded from the defininition of an investment company under section 3 ( c ) (14) of the Investment Company Act of 1940 ( 15 U.S. C. 80a – 3 ).

  (j) ___ Group, in accordance with § 240.13 – 1 ( b ) (1) ( ii ) ( J ).

Item 4.

(a) Amount beneficially owned: 582 shares

(b) Percent of class: 5.97%

(c) Number of shares as to which the person has:

  (i) Sole power to vote or to direct the vote: 582 shares

  (ii) Shared power to vote or to direct the vote: N/A

  (iii) Sole power to dispose or to direct the disposition of: 582 shares

  (iv) Shared power to dispose or to direct the disposition of: N/A

Item 5. Ownership of Five Percent of Less of a Class.

If this statement is being filed to report the fact that as of the date herof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Accounts managed by KIM (the "Accounts") have the right to receive all dividends from, and any proceeds from the sale of the shares. None of the Accounts has an interest in shares constituting more than 5% of the shares outstanding.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   February 18, 2010